Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

December 2, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Joseph Cascarano, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief
Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief

Re:	First China Pharmaceutical Group, Inc. Amendment No. 8 to Form 8-K Filed November 2, 2011 File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2011.  We are including a courtesy marked copy of the Company’s Amendment No. 9 to Current Report on Form 8-K/A (“Amendment No. 9”) indicating the changes made thereon from the previous Form 8-K filed with the Commission.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Item 2.01 Completion of Acquisition or Disposition of Assets

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd.
Financial Statements
December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm, page 1

1.
SEC Comment:  We note your response to prior comment 4 in our letter dated October 18, 2011.  Please have your auditor remove the fourth paragraph from his report.  The restated balance sheets and the related restatement disclosures within the financial statement footnotes must be audited in order to comply with 8-02 of Regulation S-X.  In this regard, your auditor should include a reference to your restatement in his report in accordance with AS 6 paragraph 9 which states “[t]he correction of a material misstatement in previously issued financial statements should be recognized in the auditor’s report on the audited financial statements through the addition of an explanatory paragraph, as described in AU sec. 508.”  Furthermore, AU 561 paragraph 6(a) states that “the reasons for the revision (restatement) usually should be described in a note to the financial statements and referred to in the auditor’s report.”

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

Company Response:  The Company respectfully informs the Staff that it has revised Exhibit 99.1(a) Kun Ming Xin Yuan Tang Pharmacies Co. Ltd. Financial Statements December 31, 2009, 2008 and 2007 to remove the fourth paragraph in the audit report and recognize the changes in the audit report through the addition of an explanatory paragraph. The reasons for the restatement have been described in a note to the financial statements and are referred to in the audit report.

Notes to the Financial Statements, pages 6 - 20

2.
SEC Comment:  We note the explanation provided in your response to prior comment 6 in our letter dated October 18, 2011.  However, we continue to believe the restatement is a correction of an error.  Accordingly, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Company Response:  The Company respectfully informs the Staff that it has revised Exhibit 99.1(a) Kun Ming Xin Yuan Tang Pharmacies Co. Ltd. Financial Statements December 31, 2009, 2008 and 2007 to provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Management’s Discussion and Analysis…, page 49

Liquidity and Capital Resources, page 54

Overview, page 54

3.
SEC Comment:  We note your revisions on page 54 regarding the impact of the reclassification on your liquidity.  However, your previous disclosure, prior to reclassification, contemplated a period of time when you would have access to cash collected by Mr. Wang that could be used to finance operations in the interim between bonus compensation payments to Mr. Wang.  Under the reclassification, you will not have an opportunity to use these earnings in operations for any period of time.  We note that on page 3 of your most recently amended 10-K you state that due to the distribution to Mr. Wang you are now pursuing direct bank financing “to further address [your] liquidity situation.” Please revise this section to account for this change in your liquidity position.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 9 accordingly to account for this change in the Company’s liquidity position.  Please see pages 53-54 of Amendment No. 9.

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated December 2, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang
Zhen Jiang Wang, Chief Executive Officer

GREENBERG TRAURIG, LLP